

CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


05009685

SUPPL


PROCESSING
SECTION
RECEIVED
JUL 2005
185
SEC MAIL
WASH. D.C.

Subject CSM nv, (SEC File No. 82-34886)

Date July 1, 2005

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copies of the following documents:

- press release 30 June 2005: PURAC Nederland restructures;
- press release 1 July 2005: CSM Reduces long term debt by EUR 145 million.

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-West

Mariette Mantel
CSM nv

PROCESSED
JUL 15 2005
THOMSON
FINANCIAL

7/15

Enclosure(s)

File no. 82-34886



Bakery Supplies & Food Ingredients

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

Press Release

PURAC Nederland restructures

Diemen, The Netherlands, 30 June 2005 – CSM subsidiary, PURAC Nederland is planning to restructure part of its operations. The intended restructuring particularly affects the production and support services of PURAC biochem (Gorinchem) and PURAC glucochem (Ter Apelkanaal). CSM anticipates the loss of approximately 65 jobs out of a current 380. Compulsory dismissals are not excluded.

CSM is aiming to improve its profitability through *Restructuring,D ivestment* and *Growth.* The restructuring at PURAC Nederland will improve efficiency and is in line with earlier announcements on CSM's intentions to strengthen its strategic core activities in bakery supplies and food ingredients.

The unions and the works councils have been informed. A social plan will be drawn up. PURAC aims to complete the restructuring in 2006.

To cover the expected restructuring costs CSM will make a provision charged to the result for 2005.

For more information, please contact:
Press: Marjolein Moerer, Communications Manager, tel. +31 (0) 20 5906320 / cell phone +31 (0) 6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0) 20 5906317 / cell phone +44 (0) 7767 227506

Background information
CSM is a global producer and distributor of bakery products and food ingredients. Its main product groups are bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. CSM records an annual turnover of EUR 2.8 billion from these activities and has a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

CSM Biochemicals, which operates in the market under the name of **PURAC**, has an annual turnover of around EUR 270 million. PURAC is the global market leader in lactic acid, lactic acid derivatives, and gluconates. These are produced at four sites in the Netherlands, Spain, Brazil, and the United States. Lactic acid, lactic acid derivatives and gluconates have many different uses.

File no. 82-34886



CSM

Bakery Supplies & Food Ingredients

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

Press Release

CSM REDUCES LONG TERM DEBT BY EUR 145 MILLION

Diemen, The Netherlands, 01 July 2005 - CSM repurchased 1,278,772 depositary receipts of financing preference shares, representing an amount of EUR 30 million. Furthermore CSM prepaid USD 139 million on its US Private Placement Notes 2003, representing an amount of EUR 115 million.

The repurchase and prepayment follow the recent buyback of ordinary shares and represent a further step in optimizing CSM's financial structure. These transactions have been realized by using part of the existing cash position originating from the sale of CSM's sugar confectionery division. The stock has been repurchased from a Dutch institutional shareholder who benefits from the participation exemption under the Dutch tax regime.

Because of this stock repurchase and the prepayment under the US Private Placement Notes long term debt will decline with EUR 145 million.

As a result of the above-mentioned repurchase, the number of outstanding preference shares equals 2,983,794, representing an amount of EUR 70 million.

In compliance with IFRS the transaction-related costs of EUR 9.6 million will be charged to the result for 2005. As a result, the interest charges will decrease proportionally in the coming years.

For more information, please contact:

Press: Marjolein Moerer, Communications Manager, tel. +31 (0) 20 5906320 / cell phone +31 (0) 6 5352 7622

Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0) 20 5906317 / cell phone +44 (0) 7767 227506

Background information

CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.8 billion and a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl